Phoenix Financial Holdings, Inc.
7680 Universal Blvd 565
Orlando, FL 32819

October 4, 2016
VIA E-MAIL AND EDGAR SUBMISSION

Courtney Haseley
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549


Re:

Phoenix Financial Holdings, Inc.
Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-10592

Dear Ms. Haseley:

Pursuant to Rule 259 under the Securities Act of 1933, as amended
(the "Securities Act")Phoenix Financial Holdings, Inc. (the "Company") hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Offering Statement on Form 1-A (File No. 024-10592), together with all amendments and exhibits thereto (collectively, the "Offering Statement").
The Offering Statement was originally
filed on August 9, 2016.


The Company submits this request for withdrawal, as it does not intend to pursue the contemplated public offering of the securities covered by the Offering Statement at this time. The Company confirms that no securities have been or will be issued or sold pursuant to the Offering Statement or the prospectus contained therein and no preliminary prospectus contained in the Offering Statement has been distributed.


If you have any questions or require any further information, please contact Brandy Williams at (202) 258-1266.


Respectfully submitted,

Phoenix Financial Holdings, Inc.

/s/ Brandy Williams
Name: Brandy Williams
Title: Chairman & Chief Executive Officer